Exhibit 12
                                                                    Page 1 of 2

                      JERSEY CENTRAL POWER & LIGHT COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED

                                                  Three Months Ended
                                           March 31, 1995    March 31, 1994

 OPERATING REVENUES                            $468 034             $486 910

 OPERATING EXPENSES                             398 473              394 135
     Interest portion
     of rentals (A)                               3 359                2 833
       Net expense                              395 114              391 302

 OTHER INCOME:
     Allowance for funds
       used during
       construction                               1 297                  707
     Other income, net                            3 618               15 434
       Total other income                         4 915               16 141

 EARNINGS AVAILABLE FOR FIXED
   CHARGES AND PREFERRED
   STOCK DIVIDENDS
   (excluding taxes
   based on income)                            $ 77 835             $111 749

 FIXED CHARGES:
     Interest on funded
       indebtedness                            $ 22 499             $ 23 715
     Other interest                               1 993                5 313
     Interest portion
       of rentals (A)                             3 359                2 833
        Total fixed charges                    $ 27 851             $ 31 861

 RATIO OF EARNINGS TO
   FIXED CHARGES                                   2.79                 3.51

 Preferred stock dividend
   requirement                                    3 699                3 699
 Ratio of income before
   provision for income
   taxes to net income (B)                        138.0%               150.5%
 Preferred stock dividend
   requirement on a pretax
   basis                                          5 104                5 567
 Fixed charges, as above                         27 851               31 861
        Total fixed charges
          and preferred
          stock dividends                      $ 32 955             $ 37 428

 RATIO OF EARNINGS TO
   COMBINED FIXED CHARGES
   AND PREFERRED STOCK DIVIDENDS                   2.36                 2.99

                                                                 Exhibit 12
                                                                 Page 2 of 2




                      JERSEY CENTRAL POWER & LIGHT COMPANY
      STATEMENTS SHOWING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
       AND PREFERRED STOCK DIVIDENDS BASED ON SEC REGULATION S-K, ITEM 503
                                 (In Thousands)
                                    UNAUDITED






 NOTES:


 (A) The Company has included the equivalent of the interest portion of all rentals charged to income as fixed charges for this statement and has excluded such components from Operating Expenses.

 (B) Represents income before provision for income taxes of $49,984 and $79,888, for the three months ended March 31, 1995 and March 31, 1994, respectively, divided by net income of $36,211 and $53,097, respectively.